Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

A special meeting of the shareholders of the Toreador International Fund (the “Fund”), a series of the World Funds, Inc., was held at the offices of the Commonwealth Companies in Richmond, Virginia on December 27, 2012 at 10:00 a.m. Eastern Time.

At this special meeting, the shareholders voted on the following item:

To approve Toreador Research & Trading, LLC to act as investment advisor to the Fund

There were 785,227 total shares outstanding on record date, of which 401,411 shares were voted, with 332,786 voting in favor of the item; 35,645 voting against the item and 32,980 abstaining from the vote. Since both a majority of the shares of the Fund and more than 67% of the shares of the Fund present voted in favor of the item, the proposal to accept Toreador Research & Trading, LLC to act as investment advisor to the Fund was approved.